Exhibit 99.1

GRUPO TMM COMPANY CONTACT:
Jacinto Marina, Chief Financial Officer
011-525-55-629-8790
(Jacinto.marina@tmm.com.mx)

Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725
brad.skinner@tmm.com.mx

Luis Calvillo, Executive Vice President
and Media Relations
011-525-55-629-8758
(luis.calvillo@tmm.com.mx)

AT DRESNER CORPORATE SERVICES:
 Kristine Walczak (general investors, analysts and media)
312-726-3600
(kwalczak@dresnerco.com)

GRUPO TMM ANNOUNCES AGREEMENT TO PLACE INTEREST IN GRUPO TFM UNDER COMMON CONTROL WITH KANSAS CITY SOUTHERN

Transactions Will Raise $320 Million In Cash To Eliminate Short-Term Financial Obligations

(Mexico City, April 22, 2003) - Grupo TMM, S.A. (NYSE: TMM), the largest Latin American multi-modal transportation and logistics company, announced today that it has entered into definitive agreements to place its interest in Grupo TFM (TFM) under common control with Kansas City Southern (KCS) for $200 million in cash and 18 million shares of KCS common stock. Grupo TMM will receive an additional cash payment, not to exceed $180 million, upon the successful resolution of certain future contingencies. JPMorgan advised the company on this transaction.

As part of the transaction, KCS will assume the outstanding contingent obligations of Grupo TMM to purchase shares of TFM held by the government of Mexico upon exercise of a put valued at approximately $480 million as of December 31, 2002. The combined companies of Grupo TFM and KCS will be renamed NAFTA Rail and will continue to trade on the NYSE. At the closing, Jose Serrano, Chairman of Grupo TMM will remain Chairman of TFM and become Vice Chairman of NAFTA Rail. Both Mr. Serrano and Javier Segovia, president of Grupo TMM, will become members of the NAFTA Rail Board of Directors.

Grupo TMM will become the largest stockholder of NAFTA Rail, which, on a combined basis after giving effect to the transaction, would have had fiscal year 2002 revenues and EBITDA of approximately $1.3 billion and $368 million, respectively.

As a result of the transaction, the results of TFM will no longer be included in the Grupo TMM's consolidated financial statements, including the approximately $991 million of TFM's outstanding debt (net of TFM's cash) as of December 31, 2002.

The transaction requires approval by the stockholders of KCS and Grupo TMM and certain governmental approvals, including approval of the Mexican Competition Commission, the Mexican Foreign Investment Commission, and the United States Surface Transportation Board ("STB") approval for KCS's acquisition of the Tex-Mex Railway. The company also requires consents from holders of its outstanding debt securities due in 2003 and 2006 to complete the transaction. The transaction is not subject to financing and is expected to close in the third or fourth quarter of 2003.

This transaction, together with the sale of the Grupo TMM's interest in its ports at Manzanillo, Veracruz, Progreso, and Cozumel to an affiliate of its partner in the ports division announced earlier this week, brings the total amount of expected cash proceeds from asset transactions under contract to approximately $320 million plus 18 million shares of NAFTA Rail, and up to $500 million upon the successful resolution of certain future contingencies. The sale of the interest in the company's ports division is expected to close in early May.

The proceeds from the sale of its interest in the ports and terminals division coupled with the cash proceeds from the consolidation of its interest in shares of TFM to KCS with NAFTA Rail will reduce Grupo TMM's net debt and relieve working capital needs. Based on the current stock price of KSU, the company's ownership in NAFTA Rail will be valued at approximately $210 million.

Jose Serrano, chairman of Grupo TMM and TFM said, "Management was diligent in maximizing shareholder value through the sale of our interest in the ports and terminals division and the consolidation of our shares in TFM with KCS to form NAFTA Rail. We have structured a transaction that affords shareholders an investment in both NAFTA Rail, a superior rail alternative between Mexico and the United States, and ownership of a viable logistics and maritime company with a strong balance sheet and tremendous growth opportunities."

Javier Segovia, president of Grupo TMM, stated, "TMM will be a company with a strong balance sheet, materially reduced debt, significantly reduced corporate overhead, a rail marketing agreement on favorable terms for its Logistics division and strong Specialized Maritime operations including PEMEX outsourcing and supply opportunities. Our remaining port, logistics and specialized maritime operations are projected to produce strong revenue in their initial year of independent operations."

Over the course of the next several months, Grupo TMM intends to substantially reduce corporate overhead expenses and is anticipated to end this year with a $22 million of EBITDA from the remaining operations.

"Our Logistics division will remain closely linked with NAFTA Rails' operation," continued Segovia, "receiving the best rates from NAFTA Rail versus any competitor within Mexico. Our Specialized Maritime operations receive preferential treatment due to their Mexican flag carrying status."

Headquartered in Mexico City, Grupo TMM is Latin America's largest multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in Transportacion Ferroviaria Mexicana (TFM), which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Visit Grupo TMM's web site at www.grupotmm.com and TFM's web site at www.tfm.com.mx. Both sites offer Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company's reorganization and asset sale programs; the ability of the company to complete the sale of its interest in the ports division and its interest in Grupo TFM; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses, and the ability of the Company to repay or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.